Exhibit G

SkyBridge Opportunity Fund LLC

March 5, 2025

Dear Shareholder:

This letter is to inform you that the most recent tender offer for SkyBridge Opportunity Fund LLC (the “Company”) with a Valuation Date of March 31, 2025 (the “Tender Offer”) was oversubscribed.

Due to the oversubscription, the Company will repurchase from you a pro rata portion of your shares of the Company (“Shares”) that were submitted for repurchase pursuant to your Notice of Intent to Tender, in accordance with the terms and conditions set out in the Company’s Offer to Purchase dated January 27, 2025. As a result, the Company has received and accepted for purchase approximately 8.33% of your Shares tendered as of the repurchase deadline, which was February 24, 2025 (the “Repurchase Deadline”). The last available net asset value per Share prior to the Repurchase Deadline was reflected in your January 31, 2025 account statement.

You have been issued a note (the “Note”) entitling you to receive a payment on a pro rata basis based on the aggregate net asset value as of March 31, 2025 of your Shares accepted for purchase. The Note is held for you in an account with the Fund’s transfer agent and is available upon request. Any cash payment in settlement of the Note will be wire transferred no later than April 30, 2025, unless the valuation date has changed, or the Company has requested a withdrawal of its capital from the investment funds in which it invests (and has not yet received at least 90% of the proceeds of such withdrawal), and provided that your account retains the required minimum account balance, all in accordance with the terms of the Tender Offer. Note that, though cash payments on a Note will be wire transferred to a Shareholder’s authorized placement agent within the time periods referenced above, a placement agent may require up to an additional two business days to process payment and credit a Shareholder’s account accordingly. In accordance with the terms of the Offer to Purchase, a tendering shareholder may request a withdrawal at any time prior to the Valuation Date.

Shareholders who wish to have the Company purchase their Shares not purchased in this Tender Offer must re-tender those Shares in a subsequent tender offer. If authorized by the Company’s board, the next tender offer period is expected to commence in July 2025.

Should you have any questions (or wish to request a copy of your Note), please feel free to contact BNY Mellon Investment Servicing, the Company’s agent for this purpose, at (855) 631-5474. You may also direct questions to your financial consultant.

Sincerely,

SkyBridge Opportunity Fund LLC